CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment

Investor Fact Sheet

Ticker Symbol:
NASDAQ:CEMI
www.chembio.com

Business Summary & Investment Highlights

Chembio Diagnostics, Inc. (Chembio), through its wholly-owned subsidiary Chembio Diagnostic Systems, Inc., develops, manufactures, licenses and markets point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP®). The technology is addressing critical market requirements in the infectious diseases testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

- Three Consecutive Years of Profitability and Revenue Growth.
- Strategy is to create core business of public health and women's health products to be complemented by OEM and selected out-licensing opportunities.
- Robust pipeline of POCT products for infectious diseases based on Chembio's patented DPP® technology.
- Products developed on DPP® platform include oral fluid HIV test anticipated to be reviewed by FDA during 2012. Unique Syphilis test will be undergoing US FDA regulatory evaluations in 2012. Several other products and collaborations in pipeline
- Unique opportunity to participate in nascent U.S. market for OTC HIV tests with multiple product offerings
- Five DPP® products approved in Brazil during 2010-11 are anticipated to generate at least $9MM in 2012 revenues as compared with $4.5MM in 2011.

Selected Financial Information

Stock Information

Ticker Symbol	NASDAQ: CEMI
Price 10/31/12	$4.36
52 Week High	$5.30
52 Week Low	$2.96
Outstanding Shares (MM)	8.0
Market Capitalization (MM)	$34.9
Fully Diluted (FD) Shares (MM)	8.8
Management Holding-FD (MM)	1.6
Ave. Daily Vol. (3 Mos)	27,400

Major Beneficial Holders	Beneficial Shares Owned (000s)
Lawrence Siebert	894

Balance Sheet Data ($000s)	Sept '12	Dec. '11
Cash	$3,290	$3,011
Accts. Receivable	2,567	2,998
Inventories	3,038	2,300
Other Current Assets	706	682
Total Current Assets	9,601	8,991
Net Fixed Assets	1,335	1,062
Other Assets	5,204	5,433
Total Assets	16,140	15,486
Total Current Liab.	2,761	2,858
Total Other Liab.	95	133
Total Liabilities	2,856	2,991
Total Equity	13,284	12,495
Total Liabilities & Stockholders' Equity	$16,140	$15,486



Selected Comparative Historical Financial Data

$(000s)	For the Quater Ended Q3'12	Q3'11	For the 6 Months Ended Q3'12	Q3'11	For the Years Ended 2011	2010	2009
Total Revenues	$5,007	$5,921	$17,744	$13,171	$19,388	$16,705	$13,834
Cost of sales	3,278	3,251	10,112	6,524	9,998	8,604	7,974
Gross Profit	1,729	2,670	7,632	6,647	9,390	8,101	5,860
	34.5%	45.1%	43.0%	50.5%	48.4%	48.5%	42.4%
R&D Expense	1,006	1,242	3,364	3,697	4,878	2,586	2,884
SG&A Expense	1,208	949	3,522	2,413	3,424	2,941	2,659
Operating Income (Loss)	(485)	479	746	537	1,088	2,574	317
Other Inc. (Expense)	(1)	(3)	(2)	(9)	(12)	(15)	(8)
Net Income (Loss)	(486)	476	744	528	1,076	2,559	309
Inc Tax (Ben.) Prov.	(193)	-	295	-	(5,133)	-	-
Net Income (Loss)	$(293)	$476	$449	$528	$6,209	$2,559	$309
Net Income (Loss) - per Share	$(0.04)	$0.06	$0.06	$0.06	$0.10	$0.04	$0.00
Wt. Avg. No. Shares (MM)	8.001	7.913	7.974	7.861	62.998	62.103	61.946
Working capital	6,841	5,281	6,841	5,281	6,134	4,560	1,494
Total assets	16,140	10,099	16,140	10,099	15,486	9,086	6,315
Total liabilities	2,856	3,345	2,856	3,345	2,991	3,277	3,227
Equity	13,284	6,754	13,284	6,754	12,495	5,809	3,088

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
Ph. 631-924-1135
Fax 631-924-2065
www.chembio.com

Investor Relations
Investor Relations
Lippert-Heilshorn & Associates
Anne-Marie Fields, Vice President
(212) 838-3777
AFields@lhai.com

Company Contact
Susan Norcott
631-924-1135 x125
Snorcott@chembio.com

CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment











Chembio's Dual Path Platform (DPP®)
Patented in 2007

DPP® Technology
Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** - as result of independent sample migration path
- **Clearer Results** - efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results



Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Alere North America, Inc.

Senior Management Team

Lawrence A. Siebert, Chairman & CEO, over 25 years of management and financing experience

Richard J. Larkin, CFO, over 25 years of operational and financial experience

Javan Esfandiari, SVP R&D, over 15 years of experience in development of in-vitro point-of-care products

Independent Directors

Katherine Davis - Former Lieutenant Governor and numerous other leadership positions for the State of Indiana; former senior executive of Cummins, Inc. (NYSE:CMI)

Dr. Gary Meller - Broad experience in medical and information technology and pharmaceutical product development

Dr. Barbara DeBuono - Former New York Commissioner of Health and Rhode Island Director of Health; other positions in domestic and international medical services

Dr. Peter Kissinger - Has founded and/or led 3 biotechnology and/or biomedical technology companies, including a publicly-traded NASDAQ company